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04012581

January 26, 2004

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SEC MAIL PROCESSING RECEIVED FEB 02 2004 WASH. D.C. SECTION

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release by the Company, which has been published by the Company since our last submission of January 15, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Enclosure

dlw 2/4

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

Press Information

Flughafen Wien AG:
Investments to total € 722 million through 2008

Capital expenditure programs scheduled by Flughafen Wien AG for the coming years were announced today by **Herbert Kaufmann**, speaker of the Management Board of Flughafen Wien AG, at the International Investor Conference in Kitzbühel.

The planned projects have been optimised and adjusted to reflect the good traffic development recorded in recent months. Results yielded a new investment volume of € 722 million through 2008, which represents a € 51 million reduction from the level announced in September 2002.

For 2004 capital expenditure is forecasted to total € 185 million. The most important projects this year include completion of the air traffic control tower, the Office Park, and expansion of the north-east apron area.

The largest component of capital expenditure during the coming years will be formed by the "Skylink" project for expansion of the terminal and the baggage sorting system with a combined volume of € 280 million.

Total investments through 2008 are as follows:

2004	€185 million
2005	€158 million
2006	€147 million
2007	€141 million
2008	€ 91 million

For additional information contact: Hans Mayer (+43-1)7007 23000

02/04 ... M/MY ... 22. January 2004